UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

COMMAND SECURITY CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

200 50L 100

(CUSIP Number)

December 31, 20071

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
☒ Rule 13d-1(c)
[_] Rule 13d-1(d)

_________________________

1  This filing was due on or before February 14, 2008 pursuant to Rule 13d-2(b). Please note that the beneficial ownership information set forth herein is current as of December 8, 2008 (the "Filing Date") and not as of December 31, 2007 (the "Event Date").

______________________________________________________________________________

1.	Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

David E. Smith

______________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_]
(b) [_]

______________________________________________________________________________

3.	SEC Use Only

______________________________________________________________________________

4.	Citizenship or Place of Organization

United States of America

______________________________________________________________________________

5.	Sole Voting Power
NUMBER OF	792,300[2]
SHARES	____________________________________________________________
BENEFICIALLY	6.	Shared Voting Power
OWNED BY	N/A
EACH	_____________________________________________________________
REPORTING	7.	Sole Dispositive Power
PERSON	792,300[3]
WITH:	_____________________________________________________________
8.	Shared Dispositive Power
N/A

______________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

792,3004

______________________________________________________________________________

10. Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions)	[_]

______________________________________________________________________________

11. Percent of Class Represented by Amount in Row (9)

7.4%[5]

______________________________________________________________________________

12. Type of Reporting Person (See Instructions)

IN

______________________________________________________________________________

_________________________

2  642,300 as of the Event Date.

3  642,300 as of the Event Date.

4  642,300 as of the Event Date.

5  The Filing Date percentage, indicated above, is calculated based on the ownership of 792,300 shares of Common Stock, with sole voting and sole dispositive power, held on the Filing Date and 10,757,216 shares of Common Stock outstanding as of November 6, 2008 (as set forth on the Issuer's Form 10-Q, filed on November 14, 2008 with the Securities and Exchange Commission). The Event Date percentage, 6.0%, is calculated based on the ownership of 642,300 shares of Common Stock, with sole voting and sole dispositive power, held on the Event Date and 10,752,216 shares of Common Stock outstanding as of November 8, 2007 (as set forth on the Issuer's Form 10-Q, filed on November 13, 2007 with the Securities and Exchange Commission).

______________________________________________________________________________

Item 1(a). Name of Issuer:

Command Security Corporation

______________________________________________________________________________

Item 1(b). Address of Issuer’s Principal Executive Offices:

Lexington Park, LaGrangeville, NY 12540

______________________________________________________________________________

Item 2(a). Name of Person Filing:

David E. Smith

______________________________________________________________________________

Item 2(b). Address of Principal Business Office, or if None, Residence:

2450 Colorado Avenue, Ste. 100E, Santa Monica, California, 90404

______________________________________________________________________________

Item 2(c). Citizenship:

United States of America

______________________________________________________________________________

Item 2(d). Title of Class of Securities:

Common Stock, $0.0001 par value

______________________________________________________________________________

Item 2(e). CUSIP Number:

200 50L 100

______________________________________________________________________________

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 792,300[6]
(b) Percent of class: 7.4%[7]
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote – 792,300[8]
(ii) Shared power to vote or to direct the vote – N/A
(iii) Sole power to dispose or to direct the disposition of – 792,300[9]
(iv) Shared power to dispose or to direct the disposition of – N/A

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

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6  642,300 as of the Event Date.

7  The Filing Date percentage, indicated above, is calculated based on the ownership of 792,300 shares of Common Stock, with sole voting and sole dispositive power, held on the Filing Date and 10,757,216 shares of Common Stock outstanding as of November 6, 2008 (as set forth on the Issuer's Form 10-Q, filed on November 14, 2008 with the Securities and Exchange Commission). The Event Date percentage, 6.0%, is calculated based on the ownership of 642,300 shares of Common Stock, with sole voting and sole dispositive power, held on the Event Date and 10,752,216 shares of Common Stock outstanding as of November 8, 2007 (as set forth on the Issuer's Form 10-Q, filed on November 13, 2007 with the Securities and Exchange Commission).

8  642,300 as of the Event Date.

9  642,300 as of the Event Date.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

 ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2008
(Date)

/s/ David E. Smith
(Signature)

David E. Smith
(Name/Title)